Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about July 30, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on July 30, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced second quarter 2008 production for San José mine totaled 1,093,000 ounces of silver and 12,410 ounces of gold. Gross proceeds from metal sales during this quarter were $63.7 million (all amounts in US dollars) of which 49% is attributable to the Corporation.

Item 5.1	Full Description of Material Change

The Corporation announced second quarter 2008 production for San José mine totaled 1,093,000 ounces of silver and 12,410 ounces of gold. Gross proceeds from metal sales during this quarter were $63.7 million (all amounts in US dollars) of which 49% is attributable to the Corporation. Please refer to the news release of the Corporation dated July 30, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

August 1, 2008

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES SECOND QUARTER GOLD/SILVER SALES

AT THE SAN JOSE MINE REACHES $63.7 MILLION

SPOKANE, WA––July 30, 2008–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce details of the San José mine performance to June 30, 2008. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) and is owned 49% by Minera Andes and 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). Hochschild is the operator of the project. Gross proceeds from metal sales during the second quarter of 2008 were $63.7 million. Over the past 12 months, the San José project has produced gross sales of approximately $74.6 million in gold and silver, mostly from the last three quarters.

The San José mine commenced its operation a year ago and is now at full production. Production in Q2 2008 totaled 1,093,000 ounces of silver and 12,410 ounces of gold, of which 49% is attributable to Minera Andes. Currently, plans are underway to expand the mine and double the current production rate by year-end 2008.

Allen Ambrose, president of Minera Andes said, “The San José project now has cash flow that is being used to pay for the expansion of the mine this year and for the connection to the regional power grid. Remaining funds will be used to begin repayment of the joint venture project debt. With our current cash position of approximately $8.4 million and the mine with cash flow we are well positioned to grow the company.”

Second quarter 2008 sales of gold and silver are high because most of the metals produced in the first quarter of 2008 were sold in Q2 2008 at the prevailing market prices. Based on a gold price of $900 per ounce and a silver price of $18 per ounce, the total metal production for Q2 2008 at the San José mine had a gross metal value of $31 million or $10.3 million a month. Prices for sales of metal in Q2 2008 on an average weighted basis were $901 per ounce of gold and $16.47 per ounce of silver.

The San José mine now comprises 16 km of underground workings accessed by ramps on the Huevos Verdes, Frea and Kospi veins. During 2008 to date, 2,520 meters of workings were completed on the Huevos Verdes, Frea, and Kospi veins. The mine is currently staffed with 669 employees and over 200 contractors.

The San José gold/silver mine saw an increase in production in Q2 2008 over Q1 2008, as reported by MSC to the owners. The San José mine is currently operating at rate of approximately 750 tonnes per day. Several contracts are in place to sell doré and concentrate production.

SAN JOSE MINE PRODUCTION

Product *	Q2 2008	Q1 2008
Ore production (tonnes)	60,603	59,897
Average head grade silver (g/t)	681	624
Average head grade gold (g/t)	7.56	7.10
Silver produced (ounces)	1,093,000	968,000
Gold produced (ounces)	12,410	12,140
Net silver sold (ounces)*	2,284,400	323,000
Net gold sold (ounces)*	28,980	5,050

*	The company has a 49% interest in the San José production.

Allen V. Ambrose, Minera Andes’ President, who is a “qualified person” as defined by National Instrument 43-101, is responsible the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that commenced production last year. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource and scoping study. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,456,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: August 1, 2008